Annual Report

SEPTEMBER 30, 2005

Waddell & Reed Advisors Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Bond Fund. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Bond Fund prospectus and current Fund performance information.

President's Letter

September 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2005. The 12-month period brought quite positive results for most investors, despite challenges from a variety of directions in the latter half of the period. Stocks ended the fiscal year higher, as the S&P 500 returned 12.25 percent, and the Dow Jones Industrial Average rose 7.22 percent. Bonds also rose slightly, with the Citigroup Broad Investment Grade Index returning 2.93 percent over the last 12 months.

The first half of the 12-month period brought strong economic growth, solid corporate earnings and a generally positive environment for investors. The last six months brought a few challenges, although the financial markets have remained fairly resilient. Between April and September, we weathered increasing energy prices, rising interest rates, budding inflationary pressures and, most dramatically, the fallout from two major hurricanes that tragically struck this country's Gulf Coast. Hurricane Katrina silenced an entire major American city, along with the largest port facility in the country, which is the fifth largest port in the world. Compounded by Hurricane Rita several weeks later, it brought devastating circumstances across four states and an economic impact that is still being evaluated.

Despite the setbacks, the U.S. economy has remained relatively solid. As we look toward 2006, it does appear that economic growth will slow somewhat in the U.S., in our opinion, due to higher interest rates and higher energy prices.

The Federal Reserve apparently believes the economy is sound enough that it has continued its campaign of steadily raising short-term interest rates. Most recently, the Fed enacted another quarter-point increase in late September, bringing interest rates to 3.75 percent. The Fed stated that it still believes monetary conditions remain "accommodative," indicating apparently that they intend to continue raising rates somewhat further.

The other major development during the period was the rapid rise of oil prices. Crude oil hovered just above $40 per barrel in late 2004. By the end of September 2005, the price surpassed $65 per barrel. The world is facing constraints in supply such as we have never seen before. Many are forecasting that prices may ease some toward year-end, but we believe that, longer term, higher prices are here to stay. As investors, we must remain aware of that reality, its impact on the world economies, and any opportunities that it may create.

Regardless of the short-term challenges brought on by economic or geopolitical events, a longer-term perspective is often more instructive for investors. That is why we believe it is important to develop and maintain a long-term financial plan for your personal situation. Through appropriate diversification among four or five or so different asset classes, you can potentially provide more balance to your investment portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Bond Fund

September 30, 2005



An interview with James C. Cusser, CFA, portfolio manager of Waddell & Reed Advisors Bond Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended September 30, 2005.

How did the Fund perform during the last fiscal year?

The Fund's Class A shares increased 2.30 percent (before the impact of any sales charges) for the fiscal year, compared with the Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market), which increased 2.93 percent; and the Lipper Corporate Debt Funds A-Rated Universe Average (reflecting the universe of funds with similar investment objectives), which increased 2.59 percent for the same period. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

What factors affected the Fund's performance during the fiscal year?

The primary reason for the Fund's slight underperformance is that interest rates changed little during the fiscal year, and that market volatility was low. The Fund has, for some time, been positioned for a market of changing interest rates. We have attempted to position the Fund to outperform the market and its peers when interest rates change, whether up or down. We attempt this by buying so-called "put bonds," which may be sold back to the issuer prior to maturity. We also pursue a strategy of "barbelling" the

portfolio, which is done by buying both longer-dated maturity bonds and shorter-dated bonds, and by not buying as many intermediate-maturity bonds, relative to the benchmark. To best pursue this strategy toward prospective "asymmetric" outperformance, the Fund cedes a small amount of current income.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Over the last 12 months, the 10-year U.S. Treasury bond moved in yield from 4.19 percent to 4.33 percent, one of the smallest annual changes in my 29-year career. The Merrill Lynch Option Volatility Estimate Index (MOVE), a yield-curve-weighted index of the normalized implied volatility on 1-month Treasury options, also reflected a relatively quiet market over the fiscal year. The index generally tracks how much market participants are expected to pay for the uncertain market direction. The current index is at its lowest levels in five years. So, while the Fund is structured to attempt to take advantage of changing markets, over the past year the bond markets haven't changed enough to overcome the cost of portfolio protection against turbulent markets. Some positive return in this mildly rising interest rate market came from coupon income, net of capital losses, and the portfolio's investment in securities that brought higher yields than Treasuries.

What strategies and techniques did you employ that specifically affected the Fund's performance?

The Fund generally is composed of three broad asset classes: mortgage securities, corporate bonds and Treasuries. This year, mortgage securities outperformed corporate bonds, and both outperformed Treasury securities. The portfolio was overweighted in mortgages and corporates, and underweight in Treasuries. Across all asset classes, we maintained a positive convexity, meaning that as interest rates declined, the portfolio's duration, or sensitivity to changes in interest rates, expanded relative to the benchmark; and that as rates rose, the portfolio's duration contracted relative to the benchmark. This convexity is achieved with the above-mentioned "put bonds," and through the barbelling of the portfolio. The portfolio's positioning in the longest maturities of 20 or more years is higher than the benchmark, as is our weighting in the shortest maturities of one year or less. The portfolio is also underweight in 5- to 10-year maturity bonds. Even among mortgage-backed securities, which are typically negatively convex, we maintained a low degree of negative convexity. More than half of the portfolio's mortgages are in collateralized mortgage obligations (CMOs), which are not structured like typical pass-through mortgages. We believe that this combination of put bonds, barbelling and CMOs accounted for the Fund's positive convexity, while also costing the portfolio some current yield.

What industries or sectors did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

We intend to maintain the general structure of the portfolio. That is, we likely will continue to be positively convex because we anticipate that the interest rate market may break out of its very narrow range and we expect market volatility to increase. We feel that a good case can be made for both rising and declining rates. The nation's already expansive fiscal policy, exacerbated by the costs associated with the hurricanes, along with the inflation potential associated with rising fuel costs, may raise longer-term rates in 2006. As for short-term rates, the Federal Reserve doesn't seem to be through its rate-raising regimen yet. In fact, we believe that the appointment of a new Fed chairman in early 2006 may increase the market's volatility. Regardless, we believe that the economy may yet founder and rates decline further because of increasing oil prices. Perhaps the Chinese government, the biggest owner of U.S. Treasury securities today, may actually increase its appetite for U.S. bonds. After all, U.S. bonds, both government and corporate, have some of the highest returns in the world, both before and after currency translations. We intend to continue to reduce our overweight exposure to corporate bonds, using the proceeds to increase our underweight exposure to Treasuries and to increase our slightly overweight exposure to mortgage securities.

Corporate bonds have done exceedingly well over the last several years. Corporate revenue growth has improved and so have profit margins. The generally expanding economy grew top line corporate wealth, and productivity gains and low capital equipment requirements (with low corporate bond issuance) have brought that revenue growth to the bottom line. Corporate credits thus have improved and credit spreads (i.e. the interest rate differential between corporate bonds and benchmark Treasuries) have narrowed. We believe that the economy is slowing from its healthy pace, and that corporate owners may be tempted to take some of those gains in an effort to enhance equity returns in the form of share buy-backs and increased dividends, both of which can be detrimental to bond holders.

We believe that mortgage-backed securities likely will continue to provide a relatively good return for the portfolio. The potential for higher current yields and, with agency-backed mortgages, very high credit quality, could continue to do well in 2006.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please note that securities issued by certain U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Banks (FHLBs) are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

Comparison of Change in Value of $10,000 Investment



—————— Waddell & Reed Advisors Bond Fund, Class A Shares[1]		$16,078
— — — - Citigroup Broad Investment Grade Index		$18,113
— — — Lipper Corporate Debt Funds A-Rated Universe Average		$16,801

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-05	–3.58%	–2.69%	1.17%	2.67%
5-year period ended 9-30-05	4.91%	5.03%	5.19%	6.50%
10-year period ended 9-30-05	5.37%	—	—	6.28%
Since inception of Class[3] through 9-30-05	—	5.08%	5.07%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an Investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 9-9-99 for Class B and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,018.20	1.09%	$ 5.50
Class B	1,000	1,013.20	2.01	10.14
Class C	1,000	1,013.20	2.00	10.12
Class Y	1,000	1,020.10	0.73	3.72
Based on 5% Return[2]				
Class A	$1,000	$1,019.62	1.09%	$ 5.50
Class B	1,000	1,015.00	2.01	10.15
Class C	1,000	1,015.02	2.00	10.13
Class Y	1,000	1,021.39	0.73	3.72

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF BOND FUND

Portfolio Highlights

On September 30, 2005, Waddell & Reed Advisors Bond Fund had net assets totaling $675,484,175 invested in a diversified portfolio of:

97.66%	Bonds
2.34%	Cash and Cash Equivalents and Equities

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Bonds	
Corporate	$51.36
United States Government Agency Obligations	$31.38
United States Treasury Obligations	$11.90
Other Government	$ 3.02
Cash and Cash Equivalents and Equities	$ 2.34

On September 30, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	51.74%
AA	3.74%
A	14.82%
BBB	13.63%
BB	7.75%
B	0.99%
Below B	0.26%
Non-rated	4.73%
Cash and Cash Equivalents and Equities	2.34%

The Investments of Bond Fund

September 30, 2005

COMMON STOCK – 0.01%	Shares	Value
Petroleum – International		
Chesapeake Energy Corporation	1,324	$ 50,643
(Cost: $16,656)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 2.44%		
First Union Corporation,		
6.824%, 8–1–26	$8,000	9,947,032
First Union National Bank of Florida,		
6.18%, 2–15–36	2,000	2,209,314
SouthTrust Bank, National Association,		
6.125%, 1–9–28	4,000	4,318,516
		16,474,862
Broadcasting – 0.62%		
TCA Cable TV, Inc.,		
6.53%, 2–1–28	4,000	4,213,316
Business Equipment and Services – 0.64%		
Hertz Corp,		
7.4%, 3–1–11	1,000	969,027
Quebecor World Capital Corporation,		
4.875%, 11–15–08	3,500	3,353,326
		4,322,353
Chemicals – Petroleum and Inorganic – 0.71%		
NOVA Chemicals Corporation,		
7.0%, 5–15–06	4,750	4,785,625
Coal – 0.46%		
Peabody Energy Corporation,		
6.875%, 3–15–13	3,000	3,135,000
Computers – Main and Mini – 0.08%		
Unisys Corporation,		
7.875%, 4–1–08	550	555,500
Computers – Micro – 0.08%		
Dell Computer Corporation,		
6.55%, 4–15–08	500	521,129

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Construction Materials – 0.75%		
Hanson PLC,		
7.875%, 9–27–10	$4,500	$ **5,044,082**
Finance Companies – 22.69%		
Asset Securitization Corporation,		
7.49%, 4–14–29	5,252	5,432,334
Barton Springs CDO SPC, Series 2005–1		
Segregated Portfolio and Barton Springs CDO		
Series 2005–1 LLC,		
6.85%, 12–20–10	5,250	5,092,500
Bear Stearns Commercial Mortgage Securities Inc.,		
7.32%, 10–15–32	8,400	9,215,438
CHL Pass-Through Trust 2003–20,		
5.5%, 7–25–33	8,050	7,943,174
Chase Manhattan – First Union Commercial		
Mortgage Trust,		
7.439%, 7–15–09	7,500	8,140,781
Diversified REIT Owner Trust 1999–1,		
6.78%, 3–18–11 (A)	2,250	2,330,235
First Union National Bank Commercial Mortgage,		
7.841%, 3–15–10	7,500	8,343,017
Ford Motor Credit Company:		
6.5%, 1–25–07	5,500	5,506,396
7.375%, 10–28–09	1,000	965,947
GMAC Commercial Mortgage Securities, Inc.:		
6.869%, 7–15–29	7,195	7,412,516
Series 2001-C1 Trust,		
6.465%, 4–15–34	5,000	5,361,894
Series 2004-C1 Trust,		
4.1%, 3–10–38	3,500	3,416,069
GSR Mortgage Loan Trust 2004–2F,		
7.0%, 1–25–34	5,224	5,364,075
General Motors Acceptance Corporation,		
5.625%, 5–15–09	6,500	5,958,992
IndyMac INDX Mortgage Loan Trust 2004-AR4,		
4.84791%, 8–25–34	2,938	2,908,154

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
MASTR Adjustable Rate Mortgages Trust 2005–1,		
5.2427%, 3–25–35	$6,984	$ 6,897,892
SocGen Real Estate Company L.L.C.,		
7.64%, 12–29–49 (A)	6,000	6,315,738
Structured Adjustable Rate Mortgage Loan Trust,		
Mortgage Pass-Through Certificates:		
Series 2004-A,		
4.61885%, 2–25–34	6,947	6,884,947
Series 2004–3AC,		
4.9348%, 3–25–34	6,057	6,101,027
Series 2004–5,		
4.60468%, 5–25–34	3,986	3,802,822
Series 2004–6,		
4.70707%, 6–25–34	2,989	2,856,334
Series 2004–12,		
5.10821%, 9–25–34	4,854	4,673,817
Series 2004–18,		
5.22637%, 12–25–34	7,488	7,253,893
Structured Asset Securities Corporation:		
4.7609%, 10–25–33	3,810	3,741,782
4.7893%, 1–25–34	5,869	5,829,403
Mortgage Pass-Through Certificates,		
Series 2003–40A,		
4.7893%, 1–25–34	2,934	2,874,760
Wells Fargo Mortgage Pass-Through Certificates,		
Series 2003–10,		
4.5%, 9–25–18	7,500	7,299,099
Westinghouse Electric Corporation,		
8.875%, 6–14–14	4,500	5,373,104
		153,296,140
Food and Related – 0.76%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (A)	3,000	2,926,779
ConAgra, Inc.,		
7.125%, 10–1–26	2,000	2,225,806
		5,152,585

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Forest and Paper Products – 3.68%		
Abitibi-Consolidated Company of Canada,		
6.95%, 12–15–06	$ 4,687	$ 4,757,305
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	4,000	4,030,000
Champion International Corporation:		
6.4%, 2–15–26	6,500	6,581,425
6.65%, 12–15–37	2,500	2,635,385
Georgia-Pacific Corporation,		
7.375%, 7–15–08	5,000	5,237,500
Westvaco Corporation,		
7.5%, 6–15–27	1,400	1,599,906
		24,841,521
Homebuilders, Mobile Homes – 0.91%		
D.R. Horton, Inc.,		
8.0%, 2–1–09	2,500	2,680,937
Pulte Homes, Inc.,		
4.875%, 7–15–09	3,500	3,462,844
		6,143,781
Hospital Supply and Management – 1.20%		
HCA – The Healthcare Company:		
7.125%, 6–1–06	3,000	3,038,685
8.75%, 9–1–10	4,600	5,080,240
		8,118,925
Household – General Products – 1.97%		
Procter & Gamble Company (The),		
8.0%, 9–1–24	10,000	**13,297,580**
Multiple Industry – 3.45%		
CHYPS CBO 1997–1 Ltd.,		
6.72%, 1–15–10 (A)	2,688	1,747,021
Comcast Cable Communications, Inc.,		
8.5%, 5–1–27	5,250	6,661,363
Preferred Term Securities XVI, Ltd. and Preferred Term Securities XVI, Inc.,		
6.47%, 3–23–35 (A)	3,750	3,806,250
Preferred Term Securities XVII, Ltd. and Preferred Term Securities XVII, Inc.,		
6.08563%, 6–23–35 (A)	3,000	2,992,500

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry (Continued)		
TE Products Pipeline Company, Limited Partnership,		
7.51%, 1–15–28	$2,000	$ 2,101,144
TOLLROAD INVESTMENT PARTNERSHIP SERIES II,		
0.0%, 2–15–09 (A)	2,000	1,712,332
Tyco International Group S.A.,		
6.375%, 10–15–11	4,000	4,263,528
		23,284,138
Petroleum – International – 0.69%		
Petrobras International Finance Company,		
9.125%, 7–2–13	4,000	4,660,000
Petroleum – Services – 1.72%		
Halliburton Company,		
6.75%, 2–1–27	7,250	8,169,126
Key Energy Services, Inc.,		
8.375%, 3–1–08	500	515,625
Pemex Project Funding Master Trust,		
9.125%, 10–13–10	2,500	2,925,000
		11,609,751
Real Estate Investment Trust – 0.33%		
Spieker Properties, L.P.,		
7.35%, 12–1–17	1,950	2,253,336
Utilities – Electric – 2.36%		
Dominion Resources, Inc.,		
5.25%, 8–1–33	7,500	7,455,120
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	3,250	3,658,324
Oncor Electric Delivery Company,		
6.375%, 5–1–12	2,500	2,679,157
Pepco Holdings, Inc.,		
4.0%, 5–15–10	2,250	2,158,796
		15,951,397
Utilities – Gas and Pipeline – 0.91%		
Tennessee Gas Pipeline Company,		
7.0%, 3–15–27	6,000	6,155,292

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone – 4.91%		
BellSouth Capital Funding Corporation,		
6.04%, 11–15–26	$2,500	$ 2,566,472
British Telecommunications Public Limited Company,		
8.375%, 12–15–10	6,000	6,947,124
Deutsche Telekom International Finance B.V.,		
8.5%, 6–15–10	9,000	10,203,525
Pacific Bell,		
7.25%, 11–1–27	3,250	3,449,446
Sprint Capital Corporation,		
6.125%, 11–15–08	4,500	4,672,908
Telefonos de Mexico, S.A. de C.V.,		
4.5%, 11–19–08	4,250	4,195,082
Verizon Global Funding Corp.,		
7.25%, 12–1–10	1,000	1,105,163
		33,139,720
TOTAL CORPORATE DEBT SECURITIES – 51.36%		**$346,956,033**
(Cost: $341,077,660)		

OTHER GOVERNMENT SECURITIES

	Principal Amount in Thousands	Value
Brazil – 0.48%		
Federative Republic of Brazil (The):		
10.0%, 1–16–07	1,500	1,599,000
9.25%, 10–22–10	1,500	1,686,000
		3,285,000
Canada – 1.70%		
Province de Quebec,		
7.14%, 2–27–26	9,200	11,481,867
Supranational – 0.84%		
Inter-American Development Bank,		
8.4%, 9–1–09	5,000	5,665,065
TOTAL OTHER GOVERNMENT SECURITIES – 3.02%		**$ 20,431,932**
(Cost: $17,821,338)		

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 2.77%		
Tennessee Valley Authority,		
4.875%, 12–15–16	$10,500	$ 10,851,509
Federal Home Loan Bank,		
5.375%, 5–15–19	7,500	7,869,690
		18,721,199
Mortgage-Backed Obligations – 28.61%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO:		
5.5%, 3–15–14	3,694	3,749,133
4.0%, 5–15–16	4,429	4,336,577
4.0%, 10–15–16	4,485	4,383,651
5.0%, 7–15–19	2,831	2,806,040
5.0%, 5–15–23	5,500	5,465,087
5.5%, 4–15–24 (Interest Only)	10,663	984,379
5.5%, 4–15–24 (Interest Only)	4,809	332,512
6.0%, 3–15–29	1,280	1,306,991
5.0%, 7–15–29 (Interest Only)	5,798	866,209
7.5%, 9–15–29	2,349	2,485,242
4.0%, 2–15–30	4,500	4,354,333
4.25%, 3–15–31	6,882	6,754,035
5.0%, 9–15–31 (Interest Only)	10,627	1,766,044
5.0%, 9–15–32	3,000	2,935,101
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates:		
4.0%, 12–1–08	7,118	7,017,977
5.0%, 7–1–25	8,922	8,803,296
6.0%, 11–1–28	1,518	1,547,365
7.0%, 5–1–31	527	550,466
6.5%, 10–1–31	634	653,222
6.5%, 11–1–31	516	531,495
6.0%, 2–1–32	1,707	1,737,770
6.5%, 6–1–32	660	679,659
5.0%, 3–1–35	5,295	5,183,221
5.5%, 10–1–35	6,500	6,500,000
Federal Home Loan Mortgage Corporation Non-Agency		
REMIC/CMO (Interest Only),		
5.5%, 12–15–13	1,721	376,349

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates,		
4.976%, 5–1–35	$ 4,252	$ 4,250,297
Federal National Mortgage Association Agency REMIC/CMO:		
5.0%, 3–25–18	8,500	8,468,412
5.0%, 3–25–18 (Interest Only)	3,812	359,950
5.0%, 6–25–18	6,750	6,820,679
4.5%, 8–25–18	8,500	8,409,752
5.5%, 2–25–32	4,000	4,047,591
4.0%, 11–25–32	3,424	3,344,012
4.0%, 3–25–33	2,438	2,380,528
3.5%, 8–25–33	6,593	6,152,108
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.0%, 1–1–11	8,243	8,087,313
5.5%, 1–1–17	2,468	2,505,354
6.0%, 1–1–17	1,624	1,671,237
4.0%, 11–1–18	5,321	5,127,381
5.5%, 10–1–23	3,762	3,787,331
5.0%, 4–1–24	9,438	9,318,165
7.0%, 6–1–24	423	444,813
5.0%, 2–1–25	14,205	14,025,316
6.0%, 12–1–28	489	498,246
6.5%, 3–1–33	2,521	2,597,821
5.5%, 6–1–33	982	982,423
Federal National Mortgage Association Non-Agency REMIC/CMO,		
4.5%, 7–25–24	3,000	2,804,082
Government National Mortgage Association Agency REMIC/CMO:		
5.5%, 6–20–28 (Interest Only)	10,885	1,060,401
5.0%, 1–20–32	4,813	4,791,628

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.5%, 7–15–23	$ 144	$ 153,815
7.5%, 12–15–23	478	510,635
8.0%, 9–15–25	426	456,930
7.0%, 7–20–27	15	15,857
6.5%, 7–15–28	1,185	1,235,553
6.5%, 5–15–29	541	563,590
7.5%, 7–15–29	77	81,747
7.75%, 10–15–31	1,865	1,947,383
Government National Mortgage Association Non-Agency REMIC/CMO,		
4.0%, 1–16–30	1,521	1,480,345
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust:		
2001–3 Class G,		
6.5%, 4–15–27	1,576	1,592,905
2002–1 Class 2-G,		
6.5%, 10–15–25	2,199	2,210,645
2003–2 Class D,		
5.0%, 11–15–23	1,250	1,255,168
2003–2 Class E,		
5.0%, 12–15–25	3,750	3,724,369
		193,269,936
Treasury Obligations – 11.90%		
United States Treasury Bonds:		
3.75%, 5–15–08	9,000	8,903,673
6.125%, 11–15–27	2,500	3,016,505
United States Treasury Notes:		
3.5%, 11–15–06	19,000	18,868,634
5.5%, 2–15–08	20,000	20,606,240
5.0%, 2–15–11	3,500	3,628,926
5.0%, 8–15–11	7,500	7,793,265
4.0%, 2–15–15	18,000	17,521,884
		80,339,127
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 43.28%		**$292,330,262**

(Cost: $295,097,714)

See Notes to Schedule of Investments on page 21.

The Investments of Bond Fund

September 30, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Capital Equipment – 0.44%		
Deere (John) Capital Corporation,		
3.7%, 10–5–05	$3,000	$ 2,998,767
Forest and Paper Products – 0.66%		
Sonoco Products Co.,		
3.94%, 10–3–05	4,433	4,432,030
Multiple Industry – 0.73%		
General Electric Capital Corporation,		
3.75%, 10–17–05	4,900	4,891,833
Utilities – Electric – 0.73%		
Wisconsin Electric Power Co.,		
3.88%, 10–3–05	4,940	4,938,935
TOTAL SHORT-TERM SECURITIES – 2.56%		$ 17,261,565
(Cost: $17,261,565)		
TOTAL INVESTMENT SECURITIES – 100.23%		$677,030,435
(Cost: $671,274,933)		
LIABILITIES, NET OF CASH AND OTHER NET ASSETS – (0.23%)		(1,546,260)
NET ASSETS – 100.00%		$675,484,175

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: REMIC – Real Estate Mortgage Investment Conduit; CMO – Collateralized Mortgage Obligation.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $21,830,855 or 3.23% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BOND FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $671,275) (Notes 1 and 3)	$677,030
Receivables:	
Interest.	6,191
Fund shares sold.	816
Prepaid and other assets	48
Total assets	684,085

LIABILITIES

Payable for investment securities purchased	6,551
Payable to Fund shareholders	1,577
Accrued shareholder servicing (Note 2).	201
Accrued service fee (Note 2)	123
Due to custodian.	35
Accrued accounting services fee (Note 2)	14
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	4
Other.	86
Total liabilities	8,601
Total net assets.	$675,484

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$107,798
Additional paid-in capital	565,186
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	1,148
Accumulated undistributed net realized loss on	
investment transactions	(4,404)
Net unrealized appreciation in value of investments.	5,756
Net assets applicable to outstanding units of capital.	$675,484
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.27
Class B	$6.26
Class C	$6.26
Class Y	$6.27
Capital shares outstanding:	
Class A	96,640
Class B	6,681
Class C	2,124
Class Y	2,353
Capital shares authorized	280,000

See Notes to Financial Statements.

Statement of Operations

BOND FUND
For the Fiscal Year Ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$35,937
Dividends	—*
Total income	35,937
Expenses (Note 2):	
Investment management fee	3,568
Shareholder servicing:	
Class A	1,531
Class B	192
Class C	55
Class Y	22
Service fee:	
Class A	1,500
Class B	114
Class C	33
Distribution fee:	
Class A	40
Class B	341
Class C	99
Accounting services fee	173
Custodian fees	38
Legal fees	36
Audit fees	28
Other	236
Total expenses	8,006
Net investment income	27,931

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	7,925
Realized net gain on foreign currency transactions	1,606
Realized net gain on investments	9,531
Unrealized depreciation in value of investments during the period	(23,080)
Net loss on investments	(13,549)
Net increase in net assets resulting from operations	$14,382

* Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

BOND FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2005	**2004**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 27,931	$ 31,415
Realized net gain on investments	9,531	12,043
Unrealized depreciation.	(23,080)	(16,843)
Net increase in net assets resulting from operations.	14,382	26,615
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(26,699)	(28,954)
Class B	(1,543)	(1,804)
Class C	(447)	(508)
Class Y	(671)	(582)
Realized gains on investment transactions:		
Class A	(9,545)	(3,403)
Class B	(730)	(270)
Class C	(204)	(78)
Class Y	(214)	(57)
	(40,053)	(35,656)
Capital share transactions (Note 5)	(12,163)	(120,798)
Total decrease	(37,834)	(129,839)
NET ASSETS		
Beginning of period.	713,318	843,157
End of period.	$675,484	$713,318
Undistributed net investment income	$ 1,148	$ 971

(1)See "Financial Highlights" on pages 25 - 28.

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value,					
beginning of period	$6.50	$6.57	$6.49	$6.33	$6.01
Income (loss) from					
investment operations:					
Net investment income	0.27	0.27	0.28	0.31	0.35
Net realized and unrealized gain					
(loss) on investments.	(0.12)	(0.03)	0.09	0.16	0.32
Total from investment operations	0.15	0.24	0.37	0.47	0.67
Less distributions from:					
Net investment income	(0.28)	(0.28)	(0.29)	(0.31)	(0.35)
Capital gains	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)
Total distributions	(0.38)	(0.31)	(0.29)	(0.31)	(0.35)
Net asset value, end of period	$6.27	$6.50	$6.57	$6.49	$6.33
Total return[1]	2.30%	3.73%	5.86%	7.67%	11.50%
Net assets, end of period					
(in millions)	$605	$637	$755	$792	$584
Ratio of expenses to					
average net assets	1.09%	1.07%	1.04%	1.03%	1.01%
Ratio of net investment income					
to average net assets	4.12%	4.20%	4.36%	4.92%	5.66%
Portfolio turnover rate.	34%	43%	44%	25%	36%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$6.50	$6.57	$6.49	$6.33	$6.01
Income (loss) from investment operations:					
Net investment income	0.21	0.21	0.23	0.25	0.29
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.03)	0.08	0.16	0.33
Total from investment operations	0.08	0.18	0.31	0.41	0.62
Less distributions from:					
Net investment income	(0.22)	(0.22)	(0.23)	(0.25)	(0.30)
Capital gains	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)
Total distributions	(0.32)	(0.25)	(0.23)	(0.25)	(0.30)
Net asset value, end of period	$6.26	$6.50	$6.57	$6.49	$6.33
Total return	1.17%	2.82%	4.92%	6.75%	10.55%
Net assets, end of period (in millions)	$42	$49	$59	$43	$22
Ratio of expenses to average net assets	2.02%	1.99%	1.93%	1.91%	1.87%
Ratio of net investment income to average net assets	3.20%	3.27%	3.46%	4.03%	4.74%
Portfolio turnover rate.	34%	43%	44%	25%	36%

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$6.50	$6.57	$6.49	$6.33	$6.01
Income (loss) from investment operations:					
Net investment income	0.21	0.21	0.23	0.26	0.30
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.03)	0.09	0.16	0.32
Total from investment operations	0.08	0.18	0.32	0.42	0.62
Less distributions from:					
Net investment income	(0.22)	(0.22)	(0.24)	(0.26)	(0.30)
Capital gains	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)
Total distributions	(0.32)	(0.25)	(0.24)	(0.26)	(0.30)
Net asset value, end of period	$6.26	$6.50	$6.57	$6.49	$6.33
Total return	1.17%	2.78%	4.95%	6.77%	10.53%
Net assets, end of period (in millions)	$13	$14	$17	$17	$7
Ratio of expenses to average net assets	2.01%	1.99%	1.91%	1.90%	1.87%
Ratio of net investment income to average net assets	3.20%	3.27%	3.49%	4.03%	4.72%
Portfolio turnover rate.	34%	43%	44%	25%	36%

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$6.50	$6.57	$6.49	$6.33	$6.01
Income (loss) from investment operations:					
Net investment income	0.29	0.29	0.31	0.30	0.38
Net realized and unrealized gain (loss) on investments.	(0.12)	(0.03)	0.08	0.19	0.31
Total from investment operations	0.17	0.26	0.39	0.49	0.69
Less distributions from:					
Net investment income	(0.30)	(0.30)	(0.31)	(0.33)	(0.37)
Capital gains	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)
Total distributions	(0.40)	(0.33)	(0.31)	(0.33)	(0.37)
Net asset value, end of period	$6.27	$6.50	$6.57	$6.49	$6.33
Total return	2.67%	4.08%	6.18%	7.99%	11.83%
Net assets, end of period (in millions)	$15	$14	$12	$11	$3
Ratio of expenses to average net assets	0.72%	0.74%	0.72%	0.73%	0.73%
Ratio of net investment income to average net assets	4.49%	4.52%	4.68%	5.21%	5.95%
Portfolio turnover rate.	34%	43%	44%	25%	36%

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Bond Fund (the Fund) is one of those mutual funds and is the only fund included in these financial statements. Its investment objective is to provide a reasonable return with emphasis on preservation of capital, by investing primarily in domestic debt securities, usually bonds of investment grade. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Restricted securities and securities for which market quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. In deciding whether to make fair value adjustments, the Fund reviews a variety of factors, including news relating to security specific events, developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities. In these cases, the Fund may utilize information from a pricing service to adjust closing market quotations of foreign securities to reflect what it believes to be fair value. Short-term debt securities are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,595,672. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2005, W&R received $1,663, $103,700 and $2,502 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $1,039,823 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $36,644, which are included in other expenses. The Fund pays Frederick Vogel III additional compensation for his service as lead independent director. For the fiscal year ended September 30, 2005, that amount was $275.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $106,444,021, while proceeds from maturities and sales aggregated $149,595,293. Purchases of short-term securities and U.S. government obligations aggregated $2,320,504,655 and $120,342,099, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $2,327,232,714 and $83,565,657, respectively.

For Federal income tax purposes, cost of investments owned at September 30, 2005 was $671,274,933, resulting in net unrealized appreciation of $5,755,502, of which $15,212,676 related to appreciated securities and $9,457,174 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$29,547,145
Distributed ordinary income	29,359,573
Undistributed ordinary income	1,197,290
Realized long-term capital gains	7,824,318
Distributed long-term capital gains	10,693,161
Undistributed long-term capital gains	7,819,176
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2006	$ 7,575,072
September 30, 2007	2,315,321
September 30, 2008	2,315,321
Total carryover	$12,205,714

Ivy Bond Fund was merged into the Fund as of June 16, 2003. At the time of the merger, Ivy Bond Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $7,575,072 for the period ending September 30, 2006 and $2,315,321 for each period ending from September 30, 2007 through 2008 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended September 30,	
	2005	**2004**
Shares issued from sale of shares:		
Class A	14,701	12,298
Class B	832	1,144
Class C	622	651
Class Y	243	403
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	5,312	4,632
Class B	307	269
Class C	98	85
Class Y	138	98
Shares redeemed:		
Class A	(21,330)	(33,927)
Class B	(1,958)	(2,926)
Class C	(711)	(1,180)
Class Y	(134)	(161)
Decrease in outstanding capital shares	(1,880)	(18,614)
Value issued from sale of shares:		
Class A	$ 93,673	$ 79,858
Class B	5,313	7,427
Class C	3,965	4,228
Class Y	1,551	2,602
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	33,860	30,009
Class B	1,955	1,739
Class C	623	552
Class Y	882	635
Value redeemed:		
Class A	(136,111)	(220,181)
Class B	(12,480)	(18,972)
Class C	(4,542)	(7,648)
Class Y	(852)	(1,047)
Decrease in outstanding capital	$(12,163)	$(120,798)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Funds, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Bond Fund (the "Fund"), one of the mutual funds comprising Waddell & Reed Advisors Funds, Inc., as of September 30, 2005, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Bond Fund as of September 30, 2005, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and its financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2005

Income Tax Information

September 30, 2005

The amounts of the dividends below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which the dividends were received or reinvested.

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
			Class A				
10-13-04	$0.0230	$ —	$0.0230	$ —	$ —	$0.0230	$ —
11-10-04	0.0230	—	0.0230	—	—	0.0230	—
12-15-04	0.1272	—	0.0280	0.0992	—	0.0280	0.0992
1-12-05	0.0230	—	0.0230	—	—	0.0230	—
2-9-05	0.0230	—	0.0230	—	—	0.0230	—
3-9-05	0.0230	—	0.0230	—	—	0.0230	—
4-13-05	0.0230	—	0.0230	—	—	0.0230	—
5-11-05	0.0230	—	0.0230	—	—	0.0230	—
6-15-05	0.0220	—	0.0220	—	—	0.0220	—
7-13-05	0.0220	—	0.0220	—	—	0.0220	—
8-10-05	0.0220	—	0.0220	—	—	0.0220	—
9-14-05	0.0220	—	0.0220	—	—	0.0220	—
Total	$0.3762	$ —	$0.2770	$0.0992	$ —	$0.2770	$0.0992
			Class B				
10-13-04	$0.0170	$ —	$0.0170	$ —	$ —	$0.0170	$ —
11-10-04	0.0180	—	0.0180	—	—	0.0180	—
12-15-04	0.1212	—	0.0220	0.0992	—	0.0220	0.0992
1-12-05	0.0190	—	0.0190	—	—	0.0190	—
2-9-05	0.0180	—	0.0180	—	—	0.0180	—
3-9-05	0.0190	—	0.0190	—	—	0.0190	—
4-13-05	0.0170	—	0.0170	—	—	0.0170	—
5-11-05	0.0180	—	0.0180	—	—	0.0180	—
6-15-05	0.0170	—	0.0170	—	—	0.0170	—
7-13-05	0.0180	—	0.0180	—	—	0.0180	—
8-10-05	0.0170	—	0.0170	—	—	0.0170	—
9-14-05	0.0160	—	0.0160	—	—	0.0160	—
Total	$0.3152	$ —	$0.2160	$0.0992	$ —	$0.2160	$0.0992

Income Tax Information (Continued)

September 30, 2005

Record Date	Total	For Individuals: Qualifying	For Individuals: Non-Qualifying	For Individuals: Long-Term Capital Gain	For Corporations: Qualifying	For Corporations: Non-Qualifying	For Corporations: Long-Term Capital Gain
				Class C			
10-13-04	$0.0170	$ —	$0.0170	$ —	$ —	$0.0170	$ —
11-10-04	0.0190	—	0.0190	—	—	0.0190	—
12-15-04	0.1212	—	0.0220	0.0992	—	0.0220	0.0992
1-12-05	0.0180	—	0.0180	—	—	0.0180	—
2-9-05	0.0190	—	0.0190	—	—	0.0190	—
3-9-05	0.0180	—	0.0180	—	—	0.0180	—
4-13-05	0.0180	—	0.0180	—	—	0.0180	—
5-11-05	0.0180	—	0.0180	—	—	0.0180	—
6-15-05	0.0160	—	0.0160	—	—	0.0160	—
7-13-05	0.0180	—	0.0180	—	—	0.0180	—
8-10-05	0.0170	—	0.0170	—	—	0.0170	—
9-14-05	0.0160	—	0.0160	—	—	0.0160	—
Total	$0.3152	$ —	$0.2160	$0.09920	$ —	$0.2160	$0.0992
				Class Y			
10-13-04	$0.0240	$ —	$0.0240	$ —	$ —	$0.0240	$ —
11-10-04	0.0250	—	0.0250	—	—	0.0250	—
12-15-04	0.1292	—	0.0300	0.0992	—	0.0300	0.0992
1-12-05	0.0250	—	0.0250	—	—	0.0250	—
2-9-05	0.0250	—	0.0250	—	—	0.0250	—
3-9-05	0.0250	—	0.0250	—	—	0.0250	—
4-13-05	0.0260	—	0.0260	—	—	0.0260	—
5-11-05	0.0240	—	0.0240	—	—	0.0240	—
6-15-05	0.0250	—	0.0250	—	—	0.0250	—
7-13-05	0.0240	—	0.0240	—	—	0.0240	—
8-10-05	0.0230	—	0.0230	—	—	0.0230	—
9-14-05	0.0240	—	0.0240	—	—	0.0240	—
Total	$0.3992	$ —	$0.3000	$0.0992	$ —	$0.3000	$0.0992

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Funds, Inc.

Each of the individuals listed below serves as a director for the Corporation, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (the Advisors Fund Complex), except that Mr. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, make up the Waddell & Reed Fund Complex. The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

The interested directors are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

Additional Information about Directors

The Statement of Additional Information (SAI) for Waddell & Reed Advisors Funds, Inc. includes additional information about Fund directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: Professor of Law, Washburn Law School; formerly, Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (66)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Department of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (72)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupation During Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: None

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation During Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (38)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 71
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

John F. Hayes (85)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation During Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp. (banking)

Glendon E. Johnson (81)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupations During Past 5 Years: Retired

Other Directorships held by Director: None

Frank J. Ross, Jr. (52)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation During Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 71

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Independent Chairman and Director

Number of portfolios overseen by Director: 44

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupation During Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (68)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 24

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations During Past 5 Years: Consultant of WDR and W&R; formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, Chief Executive Officer, President, Director, Principal Financial Officer and Treasurer of W&R (until 2001); formerly, Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); formerly, Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 72

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: Chief Executive Officer of WDR; formerly, Chief Investment Officer and President of WDR (until 2005); formerly, President, Chief Executive Officer, Chairman and Chief Investment Officer of WRIMCO (until 2005); formerly, President, Chairman, Chief Executive Officer and Chief Investment Officer of Ivy Investment Management Company (IICO), an affiliate of WDR; President of each of the Funds in the Advisors Fund Complex; President of Ivy Funds, Inc.; President of Ivy Funds

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Vice President, Principal Financial Officer, Principal Accounting Officer and Treasurer of Ivy Funds and Ivy Funds, Inc.; formerly, Assistant Treasurer of Ivy Funds (until 2003); formerly, Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO; Vice President, Associate General Counsel and Chief Compliance Officer of IICO; Vice President and Secretary of each of the Funds in the Fund Complex; Vice President and Secretary of Ivy Funds; formerly, Assistant Secretary of each of the funds in the Fund Complex (until 2000)

Directorships held: None

Daniel C. Schulte (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Senior Vice President and General Counsel of WDR; Senior Vice President, General Counsel of W&R, WRIMCO and WRSCO, IICO; Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex; Vice President, General Counsel and Assistant Secretary of Ivy Funds; formerly, Secretary of WDR, W&R, WRIMCO and WRSCO, IICO (until 2004)

Directorships held: None

Scott Schneider (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Bond Fund

At their August 23 and 24, 2005 meeting, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Management Agreement between WRIMCO and the Corporation with respect to the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of WRIMCO and the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to those requests and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered that the Fund's investment management fees, if any, were the same as the fees paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with similar investment objectives, policies and strategies as the Fund (Similar

Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with similar investment objectives, policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors Bond Fund's total return performance was higher than the peer group median for the one-, three-, seven- and ten-year periods and was higher than the Lipper index for the ten-year period. The Directors also considered that the Fund was managed very conservatively, which affected the performance of the Fund relative to its peer group.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was lower than the peer group median and that the Fund's overall expense ratio was higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were above the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the management and other services provided.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Disinterested Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is done with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.Waddell and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
   Waddell & Reed Advisors Global Bond Fund
   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
   Waddell & Reed Advisors Accumulative Fund
   Waddell & Reed Advisors Core Investment Fund
   Waddell & Reed Advisors Dividend Income Fund
   Waddell & Reed Advisors New Concepts Fund
   Waddell & Reed Advisors Small Cap Fund
   Waddell & Reed Advisors Tax-Managed Equity Fund
   Waddell & Reed Advisors Value Fund
   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
   Waddell & Reed Advisors Bond Fund
   Waddell & Reed Advisors Government Securities Fund
   Waddell & Reed Advisors High Income Fund
   Waddell & Reed Advisors Limited-Term Bond Fund
   Waddell & Reed Advisors Municipal Bond Fund
   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
   Waddell & Reed Advisors Cash Management

Specialty Funds
   Waddell & Reed Advisors Asset Strategy Fund
   Waddell & Reed Advisors Continental Income Fund
   Waddell & Reed Advisors Retirement Shares
   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



NUR1020A (9-05)